

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 31, 2008

Mr. Clay C. Williams
Senior Vice President and Chief Financial Officer
National Oilwell Varco, Inc.
7909 Parkwood Circle Drive
Houston, Texas 77036-6565

     Re: National Oilwell Varco, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2007
            Filed February 29, 2008
            Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008
            and September 30, 2008
            Filed May 9, 2008, August 8, 2008 and November 4, 2008
            File No. 1-12317

Dear Mr. Williams:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Goodwill Impairment, page 44

1.   Please expand your discussion of how you use the three methods identified to determine the fair value of your reporting units.

2.   In discussing the changes in assumptions used in the fair value calculation, include an analysis of the uncertainties involved or the variability of results from its application over time, why the estimate bears the risk of change, and whether it is reasonably likely to change in the future. Please refer to Financial Reporting Codification 501.14.

Quantitative and Qualitative Disclosures About Market Risk, page 47

3.   For each market risk you have identified, provide quantitative information about the market risk as of the end of the fiscal year in accordance with one of the three disclosure alternatives required by Regulation S-K Item 305(a)(1). Such information should be updated for any interim periods as required by Regulation S-K Item 305(c).

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Contingencies, page 68

4.   We note your policy where revisions of contingent liability reserves are reflected in income based on updated facts or as information becomes known. Tell us how this policy conforms to the requirements of Statement of Financial Accounting Standards 5 and FASB Interpretation 14. In particular, address whether you have adjusted reserves recorded as income prior to the ultimate resolution of a contingent liability, and if so, how such policy conforms to the above standards.

Form 10-Q for the Quarter Ended September 30, 2008

Notes to Consolidated Financial Statements

Note 1 – Basis of Presentation, page 5

5.   Please tell us the facts and circumstances you considered to conclude that it was not at least reasonably possible to have a near term severe impact from impairment of your goodwill as of September 30, 2008. Refer to Statement of Position 94-6.

Outlook, page 20

6.   The discussion to be provided under Regulation S-K Item 303(a)(3)(ii) requires a description of any uncertainties that may reasonably be expected to have a material favorable or unfavorable impact on results from operations. Given the outlook you have presented in this section, tell us why you have not described any uncertainties related to the value of your goodwill.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551- 3761, or Kim Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief